OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

National Semiconductor Corporation

(Name of Issuer)

Common Stock, $0.50 par value

(Title of Class of Securities)

637640103

(Cusip Number)

Ralph V. Whitworth
Relational Investors, LLC
11975 El Camino Real, Suite 300
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637640103			Page 2 of 17

1.	Name of Reporting Person: Relational Investors, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,025,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 13,025,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.14%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 637640103			Page 3 of 17

1.	Name of Reporting Person: Relational Investors, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,794,935

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 5,794,935

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,794,935

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.18%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 4 of 17

1.	Name of Reporting Person: Relational Fund Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 115,170

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 115,170

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.06%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 5 of 17

1.	Name of Reporting Person: Relational Coast Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 190,102

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 190,102

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 190,102

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.10%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 6 of 17

1.	Name of Reporting Person: Relational Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 209,660

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 209,660

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 209,660

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.11%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 7 of 17

1.	Name of Reporting Person: RH Fund 1, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,706,412

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,706,412

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,706,412

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.94%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 8 of 17

1.	Name of Reporting Person: RH Fund 2, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,447,604

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 3,447,604

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,447,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.89%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 9 of 17

1.	Name of Reporting Person: Relational Investors III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 208,032

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 208,032

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 208,032

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.11%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 10 of 17

1.	Name of Reporting Person: Ralph V. Whitworth		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 13,025,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 13,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.14%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 637640103			Page 11 of 17

1.	Name of Reporting Person: David H. Batchelder		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 13,025,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 13,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.14%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. . 637640103			Page 12 of 17

1.	Name of Reporting Person: Joel L. Reed		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 13,025,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 13,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.14%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 637640103			Page 13 of 17

1.	Name of Reporting Person: James J. Zehentbauer		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 13,025,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 13,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.14%

14.	Type of Reporting Person (See Instructions): IN

ITEM 4.      PURPOSE OF THE TRANSACTION.

                Item 4 hereby is supplemented as follows:

                Since the Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 3, 2003, the Reporting Persons and National Semiconductor Corporation (the “Company”) have discussed how the Company’s business and its allocation and application of resources should be rationalized, and the Reporting Persons have offered specific suggestions that they believe would improve the Company’s results and the trading price of its stock.

                The Reporting Persons are encouraged by the Company’s recent statements and efforts regarding “strategic profit-improvement actions that are designed to accelerate the Company’s return on investments and streamline its cost structure,” but believe that further changes are necessary consistent with these objectives. The Reporting Persons believe that participating as a shareholder representative at the Board level may be the most prudent way to effect positive change within the Company. Accordingly, on June 19, 2003, the Reporting Persons gave notice to the Company, as required by the Company’s bylaws, of the nomination of Ralph V. Whitworth and David H. Batchelder (the “Relational Nominees”) for election to the Company’s board of directors at the 2003 Annual Meeting of Stockholders.

                The Reporting Persons have prepared, but have not filed with the SEC, a proxy statement and related materials to solicit proxies to vote for the Relational Nominees. The Reporting Persons are encouraged by recent discussions with Company management in which management indicated a desire to find a mutually agreeable alternative whereby the Reporting Persons’ concerns could be addressed and a proxy contest could be avoided. The Reporting Persons intend to continue the current discussions in good faith and may reach an acceptable resolution with the Company. Due to the June 20th deadline to nominate candidates for election to the board, the Reporting Persons provided notification to the Company with respect to the nomination of the Relational Nominees to preserve their rights. If the Company and the Reporting Persons cannot agree to a mutually agreeable alternative, the Reporting Persons intend to file proxy materials and solicit proxies for the election of the Relational Nominees.

                Except as set forth above, as of the date hereof, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

                The following Exhibit is filed herewith:

1.	Joint Filing Agreement

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: June 20, 2003

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.
RH FUND 1, L.P.
RH FUND 2, L.P.
RELATIONAL INVESTORS III, L.P.

By:	RELATIONAL INVESTORS, LLC as general partner to each, except as the sole managing member of the general partner of Relational Investors III, L.P.

	By:	/s/ Ralph V. Whitworth

Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth

Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth

Ralph V. Whitworth

/s/ David H. Batchelder

David H. Batchelder

/s/ Joel L. Reed

Joel L. Reed

/s/ James J. Zehentbauer

James J. Zehentbauer

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Agreement